SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Financial Engines, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

317485 100
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/    /  Rule 13d-1(b)
/   /  Rule 13d-1(c)
/ X /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of the Stock of the Issuer reported herein is 10,000 shares, which constitutes less than 0.1% of the 45,511,895 shares deemed outstanding pursuant to Rule 13d-3(d)(1).  Unless otherwise stated herein, all other ownership percentages set forth herein assume that there are 45,501,895 shares outstanding.


CUSIP No. 317485 100

1.     Name of Reporting Person:

           Oak Hill Capital Partners, L.P.

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Delaware

                         5.     Sole Voting Power:  -0-
Number of
Shares
Beneficially      6.     Shared Voting Power:  -0-
Owned By
Each
Reporting         7.     Sole Dispositive Power:  -0-
Person
With
                         8.     Shared Dispositive Power:  -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          -0-

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

            /   /

11.     Percent of Class Represented by Amount in Row (9): 0.0%

12.     Type of Reporting Person: PN


CUSIP No. 317485 100

1.     Name of Reporting Person:

           Oak Hill Capital Management Partners, L.P.

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Delaware

                         5.     Sole Voting Power:  -0-
Number of
Shares
Beneficially      6.     Shared Voting Power:  -0-
Owned By
Each
Reporting         7.     Sole Dispositive Power:  -0-
Person
With
                         8.     Shared Dispositive Power:  -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          -0-

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

            /   /

11.     Percent of Class Represented by Amount in Row (9): 0.0%

12.     Type of Reporting Person: PN


CUSIP No. 317485 100

1.     Name of Reporting Person:

           OHCP GenPar, L.P.

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Delaware

                         5.     Sole Voting Power:  -0-
Number of
Shares
Beneficially      6.     Shared Voting Power:  -0-
Owned By
Each
Reporting         7.     Sole Dispositive Power:  -0-
Person
With
                         8.     Shared Dispositive Power:  -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          -0-

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

            /   /

11.     Percent of Class Represented by Amount in Row (9): 0.0%

12.     Type of Reporting Person: PN


CUSIP No. 317485 100

1.     Name of Reporting Person:

           OHCP MGP, LLC

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Delaware

                         5.     Sole Voting Power:  -0-
Number of
Shares
Beneficially      6.     Shared Voting Power:  -0-
Owned By
Each
Reporting         7.     Sole Dispositive Power:  -0-
Person
With
                         8.     Shared Dispositive Power:  -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          -0-

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

            /   /

11.     Percent of Class Represented by Amount in Row (9): 0.0%

12.     Type of Reporting Person: OO


CUSIP No. 317485 100

1.     Name of Reporting Person:

           Mark Wolfson

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: United States

                         5.     Sole Voting Power:  -0-
Number of
Shares
Beneficially      6.     Shared Voting Power:  -0-
Owned By
Each
Reporting         7.     Sole Dispositive Power:  -0-
Person
With
                         8.     Shared Dispositive Power:  -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          10,000 (1)

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

            /   /

11.     Percent of Class Represented by Amount in Row (9): less than 0.1%

12.     Type of Reporting Person: IN
----------------------------------------------------------------------------------------------------
(1) Represents shares of the Issuer's common stock that may be acquired upon exercise of director stock options.


Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13G Statement dated February 10, 2011 (the "Schedule 13G"), relating to the Common Stock (the "Stock"), of Financial Engines, Inc. (the "Issuer").  Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13G.

Item 4 is hereby amended and restated in its entirety as follows:

Item 4.     Ownership.

(a) - (b)

Reporting Persons

OHCP

OHCP is not the beneficial owner of any shares of the Stock.

OHCMP

OHCMP is not the beneficial owner of any shares of the Stock.

OHCP GenPar

OHCP GenPar is not the beneficial owner of any shares of the Stock.

OHCP MGP

OHCP MGP is not the beneficial owner of any shares of the Stock.

Wolfson

Wolfson may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 10,000 shares of the Stock, which constitutes less than 0.1% of the outstanding shares of the Stock.

To the best of the knowledge of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

(c)

Reporting Persons

OHCP

OHCP has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

OHCMP

OHCMP has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

OHCP GenPar

OHCP GenPar has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

OHCP MGP

OHCP MGP has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

Wolfson

Wolfson has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

Item 5 is hereby amended and restated in its entirety as follows:

Item 5.     Ownership of Five Percent or Less of a Class.

The Reporting Persons have ceased to be the beneficial owners of five percent or more of the outstanding shares of the Stock.

Item 10 is hereby restated in its entirety as follows:

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:  February 10, 2012

OAK HILL CAPITAL PARTNERS, L.P.
By:  OHCP GenPar, L.P., general partner
   By: OHCP MGP, LLC, general partner

        By:  /s/ Kevin G. Levy
               Kevin G. Levy, Vice President

OAK HILL CAPITAL MANAGEMENT PARTNERS, L.P.
By:  OHCP GenPar, L.P., general partner
   By: OHCP MGP, LLC, general partner

        By:  /s/ Kevin G. Levy
               Kevin G. Levy, Vice President

OHCP GENPAR, L.P.
By: OHCP MGP, LLC, general partner

        By:  /s/ Kevin G. Levy
               Kevin G. Levy, Vice President

OHCP MGP, LLC

By:  /s/ Kevin G. Levy
       Kevin G. Levy, Vice President

/s/ Mark A. Wolfson
MARK A. WOLFSON